UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CHINA SKYRISE DIGITAL SERVICE INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

169432101
(CUSIP Number)

Mingchun Zhou
4/F, M-3rd Building
Hi-tech Industrial Park
Nanshan District, Shenzhen 518070
People’s Republic of China
(+86) 538 -620-2306
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2010
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

(Continued on following pages)

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mingchun Zhou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)				[__]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF	7.	SOLE VOTING POWER	7,169,471
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	7,169,471
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,169,471

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			[__]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.96%*

14.	TYPE OF REPORTING PERSON

IN

*	Based on 21,110,550 shares of the Company’s Common Stock, par value $0.001 per share, outstanding, as of March 2, 2011.

Item 1. Security and Issuer.

The name of the Company is China Skyrise Digital Service Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 4/F, M-3rd Building, Hi-tech Industrial Park, Nanshan District, Shenzhen 518070, People’s Republic of China. This statement relates to the Company’s common stock, $0.001 par value per share (the “Common Stock”).

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Mr. Mingchun Zhou, a citizen of the People’s Republic of China (the “Reporting Person”). The principal address of the Reporting Person is 4/F, M-3rd Building, Hi-tech Industrial Park, Nanshan District, Shenzhen 518070, People’s Republic of China. The Reporting Person is Chairman, President and Chief Executive Officer of the Company.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 27, 2010, the Reporting Person exercised an option to acquire 13,479,800 shares of Common Stock held by Mr. Kin Keung Lai for an aggregate exercise price of $600,000, pursuant to an option agreement, dated September 25, 2009, between the Reporting Person and Mr. Lai. The option was exercisable during the period commencing on the 365th day following of the date of the option agreement and ending on the second anniversary of the date thereof. The Reporting Person used his own personal funds to pay the exercise price and acquire the shares.

On December 9, 2010, the Reporting Person transferred an aggregate of 6,310,329 shares of Common Stock as an irrevocable gift to certain transferees. The Reporting Person did not receive any consideration or other compensation for the gift. As a result of the transfer, the Reporting Person now holds only 7,169,471 shares of Common Stock.

Item 4. Purpose of Transaction.

The Reporting Person holds his remaining 7,169,471 shares of Common Stock directly, solely for investment purposes. The Reporting Person has no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals and has not entered into any agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

(a) As of the date of this statement, the Reporting Person is the beneficial owner of 7,169,471 shares of Common Stock, representing 33.96% of the outstanding shares. The Reporting Person does not own any other securities of the Company.

(b) The Reporting Person has the sole power to vote and dispose of 7,169,471 shares.

(c) Other than his disposition of shares of the Company’s Common Stock on December 9, 2010 explained in Item 3 above, the Reporting Person did not effect any transactions in the Company’s securities within the past 60 days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2011

/s/ Mingchun Zhou
Mingchun Zhou